Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

	Three Months
	Ended	Year Ended
	March 31, 2006	2005	2004	2003
Earnings:
Loss from continuing operations	$(805)	$(2,422)	$(3,157)	$(429)
Add: Fixed charges	3,803	10,180	2,752	1,197
Less: Capitalized interest	(197)	(479)	—	—

Earnings	$2,801	$7,279	$(405)	$768

Fixed charges:
Interest expense	$3,403	$9,345	$2,481	$1,189
Capitalized interest	197	479	—	—
Amortization of deferred financing fees	203	356	271	8

Fixed charges	$3,803	$10,180	$2,753	$1,197

Ratio of Earnings to Fixed Charges(1)(2)	—	—	—	—

(1)	The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of net income from continuing operations plus fixed charges less capitalized interest. Fixed charges consist of interest expense, capitalized interest and amortization of deferred financing fees.

(2)	The shortfall of earnings to fixed charges for the three months ended March 31, 2006 and for the years ended December 31, 2005, 2004 and 2003 was $1.0 million, $2.9 million, $3.2 million and $0.4 million, respectively.

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